**Interbrew**

THE WORLD'S LOCAL BREWER

02034834

02 JUN 12 AM 11:32

**Securities and Exchange Commission**
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

*By courier*

Leuven, 10 June 2002

SUPPL

Dear Madam,

Subject: Interbrew S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.24.75.32, fax: +32.16.24.78.96, e-mail: Patrice.thys@interbrew.com .

Very truly yours,

PROCESSED
JUN 19 2002
THOMSON
FINANCIAL

**Patrice J. Thys**
**Executive Vice President**
**Legal and Corporate Affairs**

dlw 6/17

Enclosure: press release

*PRESS RELEASE*

# Interbrew UK to focus on core business activities and to outsource distribution operations

Brussels, 10 June, 2002

**Interbrew, the World's Local Brewer©, has today announced that its subsidiary Interbrew UK plans to outsource its secondary distribution operations in the UK to Tradeteam, the specialist drinks distribution arm of Exel.**

The decision by Interbrew UK follows a strategic review of logistics operations in the UK and will result in focusing on its core sales, marketing and brewing activities. It is intended that all secondary distribution operations and approximately 1500 personnel will transfer to Tradeteam as part of the deal. Interbrew UK will retain in-house its existing, brewery based, primary distribution facilities.

The proposed agreement between Interbrew UK and Tradeteam enhanced distribution capabilities across all trade sectors and will contribute towards significant business performance efficiencies in the UK. The deal with Tradeteam is subject to regulatory approval and there will be a full process of consultation with affected Interbrew UK employees before any transfer commences.

Stewart Gilliland, Chief Executive of Interbrew UK and Ireland commented: "The delivery requirements of our customers are subject to ongoing change. In Exel's Tradeteam we believe we have a specialist distribution partner who is best placed to service these needs. Tradeteam is already recognised as a quality service provider and, in combining our operations with theirs, will be able to offer our customers a first class service into the future."

To cover the purely financial impact of this transaction, Interbrew has decided to take a one off charge amounting to EUR 59 million against the 2002 first half year results.

Notes to editors:

1) This change in distribution arrangements will not affect any customers who currently receive deliveries direct from Interbrew UK breweries. For example, supermarkets and major wholesalers.
2) Secondary Distribution operations comprise of the Interbrew UK depot network and the Interbrew UK Technical Services department (responsible for fleet acquisition, management and servicing).

**Interbrew - *The World's Local Brewer©***

Interbrew, The World's Local Brewer©, is The Leading Consolidator in the world beer industry. The company is headquartered in Belgium and employs over 37,000 people worldwide. The strategy of Interbrew, The World's Local Brewer©, is to build strong local platforms in the major beer markets around the world. In the markets where it operates, Interbrew is respectful of the local heritage and tradition of the beer industry and helps the local management grow its business. "The World's Local Brewer©" strategy is based on four pillars: first strengthening the local brands (in many cases market leader, such as Jupiler© in Belgium), thereafter introducing international premium and specialty brands including Stella Artois©, Beck's©, Hoegaarden©, Leffe© and Bass© Ale. Finally, Interbrew brings considerable best practices to its local platforms and continues to develop the local operations both organically and through selective acquisitions. In total, more than 200 Interbrew brands are sold in over 120 countries. Visit web site www.interbrew.com for more information on Interbrew.

**For further information please contact:**

Gwendoline Ornigg
Corporate Press Officer
Tel: +32-16-31-58-63
Mobile: +32-475-92-25-72
Fax: +32-16-31-59-69
E-mail: Gwendoline.Ornigg@interbrew.com

Patrick Verelst
Vice President Investor Relations
Tel: +32-16-31-55-41
Fax: +32-16-31-57-13
E-mail: patrick.verelst@interbrew.com